UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

HomeTown Bankshares Corporation
(Name of Issuer)

Common Stock, $5.00 par value
(Title of Class of Securities)

43787N108
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 372,735
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 372,735
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,735
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)
Based upon 5,763,944 shares of common stock, $5.00 par value (“Common Stock”) outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 372,735
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 372,735
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,735
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon 5,763,944 shares of Common Stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beltway Strategic Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Beltway Strategic Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Sidecar Fund, Series LLC - Series D
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 34,944
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 34,944
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,944
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon 5,763,944 shares of Common Stock outstanding as of November 10, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

Item 1. (a)                      Name of Issuer

HomeTown Bankshares Corporation

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

202 South Jefferson Street
Roanoke, Virginia 24011

Item 2. (a)                      Name of Person Filing

This Amendment No. 1 to the Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons")*

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	Beltway Strategic Opportunities Fund L.P.;
(iv)	EJF Beltway Strategic Opportunities GP LLC; and
(v)	EJF Sidecar Fund, Series LLC - Series D

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 2 to the Schedule 13G is being filed on behalf of each of them.

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)                      Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)                      Title of Class of Securities

Common Stock, $5.00 par value ("Common Stock")

Item 2. (e)                      CUSIP Number

43787N108

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                        Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

EJF Sidecar Fund, Series LLC – Series D is the record owner of the shares of Common Stock shown on item 9 of its respective cover page.

Beltway Strategic Opportunities Fund L.P. was the record owner of the shares of Common Stock previously reported by it on an Amendment No. 1 to Schedule 13G filed on February 11, 2016, but no longer owns such shares of Common Stock. EJF Beltway Strategic Opportunities GP LLC serves as the general partner of Beltway Strategic Opportunities Fund L.P. and may be deemed to have shared beneficial ownership of the shares of Common Stock of which Beltway Strategic Opportunities Fund L.P. was the record owner.

EJF Capital LLC is the sole member of EJF Beltway Strategic Opportunities GP LLC and the investment manager of Beltway Strategic Opportunities Fund L.P., and may be deemed to share beneficial ownership of the shares of Common Stock of which such entities may share beneficial ownership.

EJF Capital LLC also serves as the managing member of EJF Sidecar Fund, Series LLC – Series D and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series D may share beneficial ownership.

Pursuant to separate investment management agreements between EJF Capital LLC and several third parties, EJF Capital LLC has investment and voting authority with respect to 337,791 shares of Common Stock that are held by such third parties and, as such, EJF Capital LLC may be deemed to share beneficial ownership of the 337,791 shares of Common Stock that are held by such third parties.  One of these third parties is BSOF Master Fund, L.P., which is the record owner of 268,070 shares of Common Stock.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than  five percent of the class of securities, check the following [  ].

As of the date hereof, EJF Beltway Strategic Opportunities GP LLC, and Beltway Strategic Opportunities Fund L.P., no longer beneficially own any shares of the Issuer’s Common Stock.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

See Item 4.  Several third parties have entered into separate investment management agreements with EJF Capital LLC which grant EJF Capital LLC investment and voting authority over the Common Stock held by such third parties.  Such third parties have the right to receive dividends from, and proceeds from the sale of, such securities, subject to the terms of such investment management agreements.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

BELTWAY STRATEGIC OPPORTUNITIES FUND L.P.

By: Its:	EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF BELTWAY STRATEGIC OPPORTUNTIES GP LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF SIDECAR FUND, SERIES LLC – SERIES D

By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC (a Delaware limited liability company), Emanuel J. Friedman, Beltway Strategic Opportunities Fund L.P. (an exempted limited partnership organized under the laws of the Cayman Islands), EJF Beltway Strategic Opportunities GP LLC (a Delaware limited liability company), and EJF Sidecar Fund, Series LLC – Series D (a Delaware limited liability company) hereby agree and acknowledge that the information required by this Amendment No. 2 to the Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 10, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

BELTWAY STRATEGIC OPPORTUNITIES FUND L.P.

By: Its:	EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF BELTWAY STRATEGIC OPPORTUNTIES GP LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF SIDECAR FUND, SERIES LLC – SERIES D

By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer